SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED                     February 13, 2003

COMMISSION FILE NUMBER:     01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                         Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________              No           X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ?.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

February 13, 2003                                                                                                                                     Symbol: TSX-VE: KGI

Drilling Continues to Expand Ore Zones in Upper Shaft #3 at Macassa

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce additional results from holes drilled from the 3835 level, (the uppermost level), at the Macassa Mine up-plunge towards surface. The exploration and subsequent definition of ore blocks above the 3835’ level is one of the strategic targets of the exploration campaign in progress. The Company purchased the Macassa Mine and the 2,000 ton per day mill along with four contiguous former gold producing properties – Kirkland Lake Gold, Tech-Hughes, Lake Shore and Wright Hargreaves - in December 2001 (see attached long section). The Macassa Mine is now producing from the uppermost three levels – the 3835, 4250 and 4500 levels - as the dewatering program continues down to the 5700 level.

A comprehensive exploration program both underground and on surface is underway seeking to develop ore zones above the 3835 level at Shaft #3, delineate and develop additional ore in open stopes between the 4500 and 3835 levels, and to prove up more ore in horizontal stopes further to the east that can be accessed from Shaft #2, which will be re-commissioned later in the Spring 2003. Surface drilling is targeted at building ore zones for the Lake Shore ramp which will be re-opened for the commencement of mining in April 2003. Results from these other programs are being compiled and will be issued during the week of March 3rd.

The Company has set forth previous drilling results from above the 3835 level (see news releases dated September 11th and November 13th, 2002) where mineralization has been identified up to 570 vertical feet above the level and is open above 3500 feet to surface. The latest round of results continues to successfully define the two vein structures as well as extend them 300 feet to the east.

The drilling has returned significant intersections above this level on two parallel veins - the ’04 Break (North Zone), and the South Zone. Previously reported results include 1.00 ounces of gold per ton (cut and 1.57 uncut) over 14.5 feet (6.6 feet true width (“TW ”)) in hole 38-104, 0.32 ounces of gold per ton (0.38 uncut) over 32.3 feet (13.9 feet TW) in hole 38-106, and 1.69 ounces of gold per ton over 6.2 feet (3.8 feet TW) in hole 38-103.

The current drilling is taking place on 50 to100 foot centres to better define the zones (definition, and exploration drilling). Significant results include 0.63 ounces of gold per ton over 21.0 feet (10.5 feet TW) on the South Zone, and 0.61 ounces of gold per ton over 6.0 feet (3.1 feet TW) on the ’04 Break (North Zone) in hole 38-182. Hole 38-176 has intersected new mineralization 300 feet west of all previous drilling, and associated with porphyry. Results here include 2.00 ounces of gold per ton over 1.4 feet (0.7 feet TW) on the South Zone, and 0.23 ounces of gold per ton over 8.2 feet (4.3 feet TW) on the ’04 Break (North Zone). The mineralization is open above for 3,500 feet.

The attached long sections indicate the locations for these holes. The following table summarizes the new drill results and the quoted ore zones, breaks and veins are indicated in the attached sections and graphics.

				HOLE		ASSAY
DRILL	VEIN	FROM	TO	DIP	AZIMUTH	(oz. per ton/feet)
HOLE		(feet)	(feet)	(degrees)	(degrees)
No.
38-182	SOUTH ZONE	661.0	682.0	+22	023	0.63/21.0’=10.5’TW VG
	INCLUDING	661.0	663.8	+22	023	1.01/2.8’=1.4’TW
	INCLUDING	676.0	682.0	+22	023	1.40/6.0’=3.0’TW VG
	’04 BREAK	750.0	756.0	+21.5	022.5	0.61/6.0’=3.1’TW VG
	INCLUDING	751.1	752.1	+21.5	022.5	3.18/1.0’=0.5’TW VG
38-137	’04 BREAK	159.5	161.2	-13	207	1.35/1.7’=1.3’TW
		173.1	177.7	-13	207	0.33/4.6’=3.5’TW
38-150	’04 BREAK	127.8	129.4	+42	218	2.26/1.6’=1.0’TW
38-151	’04 BREAK	123.0	127.6	+50	218	0.33/4.6’=2.7’TW
38-156	NEW VEIN	500.3	504.5	+24	016	1.09/4.2’=2.4’TW CUT (1.63/4.2’UNCUT)
	INCLUDING	500.3	501.3	+24	016	5.78/1.0’=0.6’TW
	SOUTH ZONE	652.8	656.0	+29	019	0.49/3.2’=1.5’TW
38-157	’04 BREAK	921.3	930.0	+23.5	026	0.27/8.7’=3.9’TW
	INCLUDING	921.3	927.1	+23.5	026	0.37/5.8’=2.6’TW
38-159	NEW VEIN	153.1	154.5	+27	224	0.34/1.4’=0.7’TW
	’04 BREAK	182.0	185.4	+27	224	0.89/3.4’=1.7’TW
38-163	SOUTH ZONE	883.0	919.0	+34	26	0.05/36.0’=12.6’TW
	’04 BREAK	1219.0	1220.0	+34.5	32	0.42/1.0’=0.3’TW
38-164	’04 BREAK	136.9	138.9	+45	234	0.74/2.0’=0.5’TW
38-176	SOUTH ZONE	546.9	548.3	+34	359	2.00/1.4’=0.7’TW
	’04 BREAK	646.5	654.7	+34	359	0.23/8.2’=4.3’TW
	INCLUDING	647.7	650.0	+34	359	0.51/2.3’=1.2’TW
38-177	’04 BREAK	703.8	707.0	+22	015	0.97/3.2’=1.9’TW

T.W.= True Width V.G.=Visible Gold CUT= cut to 3.50 oz./ton

“The new drilling is significant as it is proving up the continuity of the ore zones in both the North and South veins,” said Mike Sutton, Chief Geologist. ”Recent drilling indicates that the mineralization appears to be more extensive than previously anticipated.“

The results of the Company’s underground diamond drilling program and the technical disclosure contained in this news release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects). The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

                        Brian A. Hinchcliffe                    (705) 567-5208

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

- 6 -

34W
30W
26W
22W
SOUTH ZONE
3000 EL
OPEN
OPEN
OPEN
38-163
0.05 / 36.0'CL=12.6'TW
OPEN
38-104
1.57 / 14.5'CL=6.6TW (UNCUT)
1.00 / 14.5' (CUT)
3400 EL
38-176
2.00/1.4'CL=0.7'TW
38-106
0.35 / 1.0'CL=0.5'TW
38-91
1.33 / 5.6'CL=3.4TW(UNCUT)
1.26 / 5.6'CL (CUT)
38-162
38-33
0.05 / 17.0'CL=6.1'TW
38-32
0.14 / 20.0'CL=6.0'TW
OPEN
38-156
38-103
1.42 / 1.2'CL=0.7'TW
38-182
0.63 / 21.0'CL=10.5'TW
38-48
0.08 / 3.4'CL=2.5'TW
38-90
3.07 / 1.5'CL=1.1TW
38-45
0.11 / 1.0'CL=0.7'TW
42-625
0.67 / 1.8'CL=1.2'TW
38-118
0.25/8.5'CL=3.5'TW
38-117
0.73/16.9'CL=9.0TW
OPEN
38-156
1.63/4.2'CL=2.4'TW(UNCUT)
1.09/4.2'CL(CUT)NEW
OPEN
-3800' LEVEL
3800 EL
42-698
11.41/1.8'CL=6.4'TW
38-135
0.42/4.0'CL=2.3'TW
4200 EL
-4250' LEVEL

LEGEND:

○ Drilled prior to July 1999

● Drilled by Kirkland Lake Gold Inc. (2002)

SZ .... South Zone

HMW .... Horizontal Mining Width
CL .... Core Length
NSV .... No Significant Values

NOTES:

All assays are in ounces per ton
All assays over 3.50 ounces per ton are cut to 3.50 ounces per ton

KIRKLAND LAKE GOLD Inc.

KIRKLAND LAKE GOLD MINES
P.O. BOX 370,
KIRKLAND LAKE, ONTARIO
P2N 3J1
PHONE: (705) 567-5208
FAX: (705) 568-6222

LONGITUDINAL SECTION
(LOOKING NORTH 327 30')
3800' LEVEL
South Zone

DRAWN BY:	DWG. I.D.:
DATE:	REVISED:
SCALE: 0 100 200 300 400 FEET

- 7 -

34W
30W
26W
22W
04 Break (North Zone)
OPEN
3000 EL
OPEN
OPEN
38-104
38-106
(570' above level)
(610' above level)
38-190
IN PROGRESS
38-189
PLANNED
38-162
38-163
38-176
0.23/8.2'CL=4.3'TW
38-156
38-157
OPEN
3400 EL
38-177
38-33
38-23
38-146
38-152
38-103
38-90
38-147
38-182
0.61/6.0'CL=3.1'TW
38-118
OPEN
38-45
38-117
38-164
38-151
38-125
38-129
38-159
38-150
38-134
38-40
38-49
38-124
38-133
38-126
38-112
38-50
-3800' LEVEL
38-132
3800 EL
38-41
38-120
38-137
4200 EL
-4250' LEVEL
LEGEND:
Drilled before July 1999
Drilled by Kirkland Lake Gold Inc. (2002)
04 BRK .... 04 Break (North Zone)
INT .... Intermediate Zone
HMW .... Horizontal Mining Width
CL .... Core Length
NSV .... No Significant Values
NOTES:
All assays are in ounces per ton
All assays over 3.50 ounces per ton are cut to 3.50 ounces per ton
KIRKLAND LAKE GOLD Inc.
KIRKLAND LAKE GOLD MINES
LONGITUDINAL SECTION
(LOOKING NORTH 327 30')
3800' LEVEL
04 Break (North Zone)
DRAWN BY:
DWG. I.D.:
DATE:
REVISED:
SCALE:

SOUTH ZONE
SECTION VIEW
300N
200N
100N
0N
-3400EL
INTERMEDIATE ZONE
100'
-3500EL
'04 BREAK (NORTH ZONE)
3600EL
-3600EL
3700EL
300N
-3800EL
LEGEND
PORPHYRY
TRACHYTE
KIRKLAND LAKE OPERATION
FOXPOINT
SECTION 26+00
SCALE
1:60
DRAWN
DATAMINE
DATE
28 NOV 2
CHECKED

Figure 2. Longitudinal Section of South Vein (#7 Vein)

#7 VEIN= SOUTH VEIN (BREAK)
Long Section View
50W
30W
NO.2 SHAFT
Macassa
Kirkland Minerals
Teck Hughes
Lake Shore
NO.3 SHAFT
CHIPS:
2.15/6.0'
1.1/7.5'
1,000 Feet
1.00 OZ/TON/1.6' HMW
0.72 OZ/TON/1.5'
0.27 OZ/TON/2.0'
0.76 OZ/TON/12.8' HMW
0.60 OZ/TON/3.5' HMW
0.19 OZ/TON/1.0'
2.11 OZ/TON/0.5'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC. (the Registrant)

Date: February 13, 2003                                                                    By:    Signed “Sandra Lee”

                                                                                                                    Signature

                                                                                                                  Sandra Lee, Secretary

                                                                                                                   Name* Title

*Print name and title under the signature of the signing officer

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